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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
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                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

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                           ROBOMATIX TECHNOLOGIES LTD.
                            (Name of Subject Company)

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                           ROBOMATIX TECHNOLOGIES LTD.
                       (Name of Persons Filing Statement)

                  ORDINARY SHARES, PAR VALUE NIS 1.46 PER SHARE
                         (Title of Class of Securities)

                                  -------------

                                    M8216J107
                      (CUSIP Number of Class of Securities)

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                            ANDRIS J. VIZBARAS, ESQ.
                          CARTER LEDYARD & MILBURN LLP
                                  2 WALL STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 732-3200
                 (Name, address, and telephone numbers of person
        authorized to receive notices and communications on behalf of the persons filing statement)

[ ]   Check the box if the filing relates solely to preliminary
      communications made before the commencement of a tender offer.

         This Amendment No. 1 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission on June 21, 2005
(the "Schedule 14D-9"), relating to the offer by WorldGroup Holdings Ltd., a corporation organized and existing under the laws of Israel (the "Buyer"), to purchase all of the outstanding ordinary shares, par value NIS 1.46 per share
(the "Shares"), of Robomatix Technologies Ltd., a company organized and existing under the laws of Israel (the "Company"), for a purchase price of $1.00 per
Share, less any withholding tax due, in cash and without interest, upon the terms and subject to the conditions set forth in the First Amended Offer to
Purchase, dated June 30, 2005 (the "Offer to Purchase"), and in the related
Letter of Transmittal (the "Letter of Transmittal" which, together with the
Offer to Purchase as such documents may be amended from time to time, constitutes the "Offer"). The Buyer, SPL Software Ltd., Silverboim Holdings Ltd.
and Zvi Barinboim filed a Tender Offer Statement on Schedule TO relating to the
Offer on June 14, 2005, as amended on June 23 and June 30, 2005 (the "Schedule
TO"). Copies of the Offer to Purchase and the Letter of Transmittal were filed as exhibits to the Schedule TO.

Item 1.      Subject Company Information.

         Item 1 is amended by deleting the second sentence under the caption "--
Securities" and replacing it with the following:

         As of July 6, 2005, the Company had outstanding 16,166,529 Shares and options to purchase 4,143,077 Shares (of which, options to purchase 1,119,728
Shares were vested as of such date).

ITEM 3.      PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 3 is amended by deleting in its entirety the information under the caption "-- Composition of Bidder Group; Share Ownership" and replacing it with the following:

         Composition of Bidder Group; Share Ownership. The Buyer does not currently own any of the Shares. However, it is controlled by SPL Software Ltd.
("SPL"), which owns 19,092 Shares (0.11% of the Shares on a diluted basis). SPL is controlled by Silverboim Holdings Ltd. ("Silverboim"), which also directly owns 8,273,150 Shares (47.86% of the Shares on a diluted basis) and which is in turn controlled by Zvi Barinboim, who also personally holds 147,200 Shares
(0.85% of the Shares on a diluted basis). The Buyer, SPL, Silverboim and Mr.
Barinboim are collectively referred to in the Offer to Purchase, the Schedule TO and herein as the "bidder group." In the aggregate, the bidder group holds
48.82% of the Shares on a diluted basis. ("Diluted basis" in this paragraph in each case means that the ownership percentage is stated as if all vested options were exercised.)

         The following table sets forth, as of June 1, 2005, the number of ordinary shares owned beneficially by all officers and directors of the Company.
All options set forth below are fully vested.



       ----------------------------------- -------------------------------- --------------------------------
       NAME OF SHAREHOLDER                 NUMBER OF SHARES BENEFICIALLY    NUMBER OF OPTIONS EXERCISABLE
                                           OWNED (1)                        WITHIN 60 DAYS
       ----------------------------------- -------------------------------- --------------------------------

       Zvi Barinboim,(2) Director                     8,439,442                         60,000
       ----------------------------------- -------------------------------- --------------------------------
       Ariel Levy, Director                            86,000                           80,000
       ----------------------------------- -------------------------------- --------------------------------
       Itzhak Oz, Director                             80,000                           80,000
       ----------------------------------- -------------------------------- --------------------------------
       Nir Reshef, Outside Director                    60,000                           60,000
       ----------------------------------- -------------------------------- --------------------------------
       Ruth Breger, Outside Director                   60,000                           60,000
       ----------------------------------- -------------------------------- --------------------------------
       Amit Goldwasser, Chief Executive                240,000                          240,000
       Officer
       ----------------------------------- -------------------------------- --------------------------------
       Yaacov Bantay, Chief Executive                  448,868                          448,868
       Officer of Tadiran Telecom
       ----------------------------------- -------------------------------- --------------------------------
       Moshe Avraham, Chairman, Tadiran                333,333                          333,333
       Telecom
       ----------------------------------- -------------------------------- --------------------------------
       Ram Keren, Managing Director of                   --                               --
       Franz Kalff
       ----------------------------------- -------------------------------- --------------------------------


(1)      The number of ordinary shares beneficially owned in this column includes options to purchase ordinary shares that are exercisable within 60 days.
(2)      Includes 87,200 Shares held directly by Mr. Barinboim, 19,092 Shares held by SPL and 8,273,150 Shares held by Silverboim. Silverboim is a privately held company in which the voting rights are held by Zvi
         Barinboim (20.68%), Barhoz Holdings Ltd. (22.38%), Zvi Bar-Nes
         Nisensohn and a company under his control (17.02%), Gilex Holding B.V
         (19.27%) (which also holds 1,200,000 ordinary shares of the Company which constitute 8.82% of the outstanding Shares) Shrem, Fudim, Kelner
         & Co. Ltd. (9.57%) and Hapoalim Assets (Shares) Ltd. (11.08%). Mr.
         Barinboim holds, primarily through a wholly owned company, 51% of the voting rights and 26.92% of the capital stock of Barhoz Holdings Ltd.
         As a result, Mr. Barinboim holds, directly and indirectly, approximately 43.06% of the voting rights of Silverboim. Certain officers of Silverboim hold options to purchase ordinary shares of
         Silverboim and the numbers presented above do not represent percentages of holdings on a fully diluted basis. Mr. Barinboim disclaims beneficial ownership of the securities owned by Silverboim, except to the extent of his pecuniary interest in those securities.

         Since June 1, 2005, of the vested options set out in the table above,
Mr. Barinboim has exercised options to purchase 60,000 Shares, Mr. Levy has exercised options to purchase 60,000 Shares, Mr. Oz has exercised options to purchase 60,000 Shares, Mr. Goldwasser has exercised options to purchase 240,000
Shares (which are held in trust for him), and Mr. Reshef has exercised options to purchase 60,000 Shares.

ITEM 4.      THE SOLICITATION OR RECOMMENDATION.

         Item 4 is amended by deleting the text of the item in its entirety and replacing it with the following:

         Neutral Position of the Company and Reasons Therefor. The bidder group controls the Company and is entitled to appoint all five of the members of its board of directors (provided that the two outside directors must also receive the vote of at least one-third of the votes cast by shareholders other than the members of the bidder group). In addition, all of the directors of the Company hold shares or options (or both) in the Company and thus also have a personal interest in the Offer. Although their interest in the transaction is in this regard no different from the interests of shareholders not affiliated with the
Company or the bidder group, the ownership of Shares or options by the members of the board of directors of the Company may create the appearance of a bias in favor of the bidder group and the Offer. Under Israeli law, the board of directors of the Company is not required to express an opinion regarding the
Offer. In view of the possible appearance of bias in favor of the bidder group, and the absence of an affirmative duty under Israeli law to express an opinion on the Offer, the Company's board of directors at a meeting on June 7, 2005 determined to remain neutral to the Offer and to express no opinion as to whether shareholders should tender their Shares in the Offer. Shareholders should make their own determination as to whether to accept or reject the Offer.

         Israeli Companies Law, 1999 requires that an acquisition of shares in a company which shares are publicly traded must be made by means of a tender offer for all of the shares or series of shares of such company, if as a result of the acquisition the offeror would become a holder of more than 90% of the company's shares or series of shares. This is called a "full tender offer." The Buyer's
Offer is being conducted in accordance with this requirement. Under Israeli
Companies Law, 5759-1999, in the case of a full tender offer, the board of directors of the subject company need not express any opinion on the offer.

         Intent to Tender.  Silverboim, Mr. Barinboim, Mr. Levy, Mr. Oz and
Ms. Breger have tendered all Shares directly owned by each of them in the Offer.
SPL and Mr. Goldwasser have indicated to the Company that they intend to tender all Shares directly owned by each of them in the Offer. Mr. Avraham and Mr.
Bantay each has indicated to the Company that he intends not to exercise his vested options and therefore will not tender any Shares in the Offer.

ITEM 7.      PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Item 7 is amended by adding the following as a new last paragraph:

         The Buyer has further advised the Company that, if, upon consummation of the Offer, it owns less than 95% of the outstanding Shares and there are 300 or more holders of the Shares of record resident in the United States, then the
Shares will continue to be

registered under the Exchange Act and the Company will continue to file the required reports with the Securities and Exchange Commission.

ITEM 8.      ADDITIONAL INFORMATION.

         Item 8 is amended by deleting the text of the item in its entirety and replacing it with the following:

         Shareholders should read the First Amended Offer to Purchase, dated
June 30, 2005 for additional information relating to the Offer.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   ROBOMATIX TECHNOLOGIES LTD.

                                   By:  /s/ Amit Goldwasser
                                      ------------------------------------------
                                            Amit Goldwasser
                                            Chief Executive Officer

                                   By:  /s/ Zvika Barinboim
                                      -----------------------------------------
                                            Zvika Barinboim
                                            Chairman of the Board of Directors

Date:  July 7, 2005